Exhibit 99.1

Draganfly Awarded Canadian Provincial Wildfire Services Contract

Draganfly’s technology and drone pilot crews will detect and map wildfires and hotspots for Canadian provincial government to help mitigate the impact of wildfires.

Vancouver, BC. August 23, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solution, and systems developer is pleased to announce it will be providing drone pilot crews and drone technology to a Canadian Provincial Government to assist with firefighting mitigation, preparedness, response, and recovery efforts.

Draganfly’s advanced drone technology and highly trained personnel will aid emergency services in their mission to protect lives, property, infrastructure, and ecosystems.

Draganfly will help conduct night-time missions, identify fire line breaches, and detect hidden hot spots using thermal imaging technology. Draganfly’s services will enhance the firefighting operations, which protect critical infrastructure, towns, valuable natural resources, and help mitigate air quality hazards from the devastating impact of these wildfires.

“Draganfly is humbled to have been selected, and we are committed to our pilot crews and drone technology being a key component in helping ensure wildfire services has the tools needed to combat devastating wildfires,” said Cameron Chell, President, and CEO of Draganfly. “By deploying Draganfly’s highly trained drone pilot crews and technology, we aim to enhance the situational awareness of firefighting operations to save time, money, and lives.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com